Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF

INCORPORATION, AS AMENDED OF VERASTEM, INC.

VERASTEM, INC., a corporation incorporated and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify:

FIRST: The name of the Corporation is Verastem, Inc. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 4, 2010. The Certificate of Incorporation was amended and restated on November 1, 2011, was amended on November 15, 2011 and January 10, 2012, was amended and restated on February 1, 2012, and was amended on December 19, 2018 and May 20, 2020, as further amended by the Certificate of Designations of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock on November 4, 2022 and the Certificate of Designations of Preferences, Rights and Limitations of the Series B Convertible Preferred Stock on January 24, 2023.

SECOND: The Certificate of Incorporation, as amended and restated, is hereby further amended by adding the below sentences to Article FOURTH:

“The issued and outstanding common stock of the Corporation, $0.0001 par value (the “Common Stock”), shall, at 5:00 p.m., Eastern Standard Time, on May 31, 2023 (the “2023 Effective Time”), be deemed to be “reverse stock split,” and in furtherance thereof, there shall, after the 2023 Effective Time, be deemed to be issued and outstanding one (1) share of the Common Stock for and instead of each twelve (12) shares of the Common Stock issued and outstanding immediately prior to the 2023 Effective Time. Shares of Common Stock that were outstanding prior to the 2023 Effective Time and that are not outstanding after the 2023 Effective Time shall remain authorized but unissued shares of Common Stock. The Corporation will not issue fractional shares on account of the reverse stock split; all shares that are held by a stockholder as of the 2023 Effective Time shall be aggregated and each fractional share resulting from the Reverse Stock Split shall be entitled to receive a price equal to the closing price of the common stock on the Nasdaq Global Market on the date immediately preceding the 2023 Effective Time, as adjusted by the ratio of one (1) share of Common Stock for every twelve (12) shares of Common Stock, multiplied by the applicable fraction of a share.

The reverse stock split shall occur without any further action on the part of the Corporation or the holders of shares of Common Stock and whether or not certificates representing such holders’ shares prior to the reverse stock split are surrendered for cancellation. Each stock certificate that, immediately prior to the 2023 Effective Time, represented shares of Common Stock shall, after the 2023 Effective Time, represent that number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been reclassified; provided, however, that each holder of record of a certificate that represented shares of Common Stock prior to the 2023 Effective Time shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been reclassified.”

THIRD:  This Certificate of Amendment was duly adopted by the directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by the authorized officer below as of the date hereof May 30, 2023.

VERASTEM, INC.

/s/ Brian M. Stuglik
Brian M. Stuglik

Chief Executive Officer